                                                                 Exhibit 12-B


                        Atlantic City Electric Company

          Ratio of Earnings to Fixed Charges and Preferred Dividends
          ----------------------------------------------------------
                            (Dollars in Thousands)
                             ---------------------



                                                                               Year Ended December 31,
                                                         -------------------------------------------------------------------
                                                             2000         1999         1998          1997            1996
                                                         -----------   ---------   ----------     ---------     ------------
Income before extraordinary item                          $ 54,434     $ 63,930     $ 30,276      $ 85,747        $ 75,017
                                                         ---------     --------    ---------      --------      ----------
Income taxes                                                36,746       49,326       18,178        50,442          36,958
                                                         ---------     --------    ---------      --------      ----------
Fixed charges:
    Interest on long-term debt
       including amortization of
       discount, premium and
       expense                                              76,178       60,562       63,940        64,501          64,847
    Other interest                                           4,518        3,837        3,435         3,574           4,019
    Preferred dividend requirements
       of subsidiary trusts                                  7,619        7,634        6,052         5,775           1,428
                                                         ---------     --------    ---------      --------      ----------
Total fixed charges                                         88,315       72,033       73,427        73,850          70,294
                                                         ---------     --------    ---------      --------      ----------
Earnings before extraordinary
    item, income taxes and
    fixed charges                                         $179,495     $185,289     $121,881      $210,039        $182,269
                                                         =========     ========    =========      ========      ==========
Fixed charges                                             $ 88,315     $ 72,033     $ 73,427      $ 73,850        $ 70,294

Preferred dividend requirements                              3,571        3,777        5,289         7,506          14,214
                                                         ---------     --------    ---------      --------      ----------
                                                          $ 91,886     $ 75,810     $ 78,716      $ 81,356        $ 84,508
                                                         =========     ========    =========      ========      ==========

Ratio of earnings to fixed charges
    and preferred dividends                                   1.95         2.44         1.55          2.58            2.16


For purposes of computing the ratio, earnings are income before extraordinary item plus income taxes and fixed charges. Fixed charges consist of interest on long- and short-term debt, amortization of debt discount, premium, and expense, dividends on preferred securities of subsidiary trusts, and the estimated interest component of rentals. Preferred dividend requirements represent annualized preferred dividend requirements multiplied by the ratio that pre-tax income bears to income.